SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT No. 1

                                       To

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                   -----------------------------------------

                          NIMBUS CD INTERNATIONAL, INC.
                            (Name of Subject Company)

                          NIMBUS CD INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    65439010
                      (CUSIP Number of Class of Securities)

                               Lyndon J. Faulkner
                                    President
                          Nimbus CD International, Inc.
                               623 Welsh Run Road
                                 Guildford Farm
                          Ruckersville, Virginia 22968
                                 (804) 985-1100

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 With a Copy to:
                           William F. Wynne, Jr., Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

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Nimbus CD  International,  Inc.  ("Nimbus" or the  "Company")  hereby amends and
supplements   its   Solicitation/Recommendation   Statement  on  Schedule  14D-9
originally filed on June 23, 1998 with respect to the tender offer by Neptune Acquisition Corp. ("Purchaser") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 23, 1998, and related Letter of Transmittal. Capitalized terms not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9 filed on June 23, 1998.

ITEM 4.  The Solicitation or Recommendation.

     (b) The second  paragraph  of the Opinion of Financial  Advisor  section of
Item 4(b), entitled "The Solicitation or Recommendation -- Background; Opinion of Financial Advisor; Reasons for Recommendation -- Opinion of Financial Advisor" is hereby deleted in its entirety and replaced with the following:

          The full text of the opinion of Berenson Minella, dated June 16, 1998, which sets forth the assumptions made, matters considered, and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. The opinion of Berenson Minella is directed to the Board of Directors of the Company, and not to the stockholders of the Company. The opinion does not address any other aspects of the Offer, the Merger or the Merger Agreement and does not constitute a recommendation to any stockholder to tender their shares in the Offer or to vote in favor of the Merger. This summary of the opinion is qualified in its entirety by reference to the full text of such opinion.

ITEM 9.  Material to be Filed as Exhibits.

     The text of Item 9 is hereby deleted in its entirety and replaced with the following:

          1. Agreement and Plan of Merger, dated as of June 16, 1998, among the Company, Parent and Purchaser. *

          2. Agreement, dated as of June 16, 1998 among Parent, Purchaser and the stockholders named therein.*

          3. Opinion of Berenson Minella & Company dated June 16, 1998.

          4. Letter to stockholders of the Company dated June 23, 1998.*

          5. Press release issued by Parent on June 17, 1998.*

          6. Agreement, dated as of June 16, 1998 by and between Purchaser and Lyndon J. Faulkner.*

          7. Agreement,  dated as of June 16, 1998 by and between  Purchaser and
L. Steven Minkel.*

_____________________________

* Filed as an Exhibit to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 23, 1998 (File No.: 5-50039).



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       NIMBUS CD INTERNATIONAL, INC.


                                       By:  /s/ L. Steven Minkel
                                          --------------------------------------
                                            L. Steven Minkel
                                            Executive Vice President and Chief
                                              Financial Officer
Dated:  July 13, 1998